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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                               May 2004

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

Annual Report 2003

Kensington Resources Ltd. has a 42.25% interest in the world's largest diamond deposit located in Fort à la Corne, Saskatchewan. Our joint venture partners include De Beers Canada Exploration Inc. who provide a link to the resources of the world's largest diamond producer. Using the expertise of proven management and a world-class experienced technical team, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.

In Canada, De Beers has developed a team of people who have proven expertise at every stage of the diamond value chain. This highly dedicated team works closely with our partners to move our joint venture projects forward in a way that provides investors with confidence in the results. Our ability to take a project all the way from early exploration through evaluation, to mine development is based on 115 years of experience. The benefits of experience across the full value chain can be brought to bear even in exploration projects where early assessment of the marketability, and hence the value, of diamonds is of considerable importance.

De Beers Canada values its partnership with Kensington Resources Ltd. and Cameco Corporation, which goes back some 9+ years. During this time significant progress has been made evaluating the known kimberlite cluster, comprised of some of the largest kimberlites in the world. Our work has lead us to develop innovative technologies that have made large diameter drilling possible, and improved sample collection techniques that give better sample quality and reduce diamond breakage.

De Beers' remains positive about Fort à la Corne's outlook and the future potential of the partnership with Kensington Resources Ltd. and Cameco Corporation.

Joe Joyce
President & CEO, De Beers Canada Exploration Inc.

Cautionary Statement

Certain of the information contained in this annual report constitutes forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors contained in the Company's documents filed from time to time with the B.C. Securities Commission and the U.S. Securities and Exchange Commission.

Unless otherwise noted, all dollar amounts are stated in Canadian dollars.

Letter to Shareholders

Statistically speaking, finding large diamonds in core is more luck than it is predictable – but we are pleased to point out that we have been enjoying a run of luck these past few years, having regularly recovered outstanding stones.

David H. Stone
Director

Annual Report 2003
1
Letter to Shareholders

2003 was a year of new discoveries at Fort à la Corne. New discoveries, new findings and with them, a renewed energy to unlock the vast diamond resource that experts believe exists in Saskatchewan. Most significantly, the joint venture gathered more proof to support the theory that there are areas of higher grade. We continue to believe that once the puzzle of how to access the riches is solved, the reward will be worth it. Our goal, to confirm the economic potential of the world's largest diamond bearing kimberlite field, is still firmly in our vision.

In my capacity as President, I was dedicated to ensuring that Kensington Resources Ltd. held its position in the Joint Venture. We have maintained our equal equity status with De Beers, who as project leaders recommend the scope of each new program. There continues to be interest in attracting new investors and our latest round of financing was completed at above market price. Maintaining our position with the Joint Venture (42.25%) assures that we can continue to influence both the progress of the exploration and the evaluation process.

Project progress

In the 2002 programme the Joint Venture believed that 140/141 might yield some higher-grade zones. Our assumptions proved true, as we recovered a total of 1,159 microdiamonds from 595 kg of kimberlite. The haul included seven diamonds larger than 0.50 mm, a size considered by most industry participants to be macrodiamonds, and a high-quality, clear 0.77-carat diamond recovered while splitting core in the Joint Venture warehouse. Statistically speaking, finding large diamonds in core is more luck than it is predictable – but we are pleased to point out that we have been enjoying a run of luck these past few years, having regularly recovered outstanding stones.

Our other source of good news came from kimberlite 148. The historical data on 148 had indicated favorable diamond recoveries in our original investigation and we decided to re-examine it as part of this year's programme. We were extremely pleased when the recovery yielded a total of 2,059 microdiamonds in 740 kg of kimberlite. The yield averaged a microdiamond abundance of 2.84 stones per kilogram – a count that surpassed our expectations, and surpassed the stone abundance figures for all previous Fort à la Corne samples.

This news has bolstered our confidence, but we also know that there is still much to be understood. Our geological models illustrate that the Fort à la Corne kimberlite bodies are characterized by multiple phases. The nature of the ancient eruptions and morphological influences, such as re-sedimentation, have created a different grade and distribution pattern than a typical diamond deposit.

We have learned that there are enriched zones, but to date we have not been able to determine how these high-grade zones are distributed. We need to know this in order to develop an economic model to forecast realistic revenue potential.

And yet even more kimberlite

The magnitude of this play is increasing. Last year, we took advantage of new and more sophisticated geophysical techniques which lead to the discovery of new potential kimberlite targets.

We discovered six new anomalies with magnetic character that indicate potential kimberlite bodies. As well, we confirmed a gravity anomaly indicative of a potential kimberlite that extends eastward of kimberlite 150 and could cover an area of some 200 hectares. If proven, this would make Body 150 the largest kimberlite body on the property.

Analysts and geologists have compared Fort à la Corne diamond deposits to large copper-gold porphyry deposits. Lucrative mines such as these were successful as a result of insightful engineering, recognition of very extensive reserves, and low overall operating costs.

Annual Report 2003

Photo courtesy of Bloomberg Newswire Services.

Diamond recoveries have exceeded our expectations, surpassing the stone abundance figures for most previous Fort à la Corne samples.

2

Letter to Shareholders

Comparatively, we have on our side a highly supportive government and a sophisticated facility infrastructure (access roads, hydro, and labour force) that would support successful mining activity. Taking these site attributes into consideration, this could be one of the most cost-effective diamond mines in the world.

Re-examining the historical data

The Joint Venture first approached the exploration assuming a predictable kimberlite model. After considerable work, we learned that the field contained very different and unique kimberlite bodies. The complexity of this great field has challenged rapid progress toward measuring the economic potential of Fort à la Corne.

During the past four years, we have continued to gather more facts and have dramatically improved our knowledge of the structure of the kimberlites and the distribution of diamond content. This work has successfully enabled us to remove many of the unknowns that previously stood in the way of our progress.

In the late nineties we completed the initial investigation of each of the known Fort à la Corne kimberlite bodies. We then prioritized the bodies and directed our drill programmes on evaluating the potential in each of those identified bodies. Today we have narrowed the choices down to focus on high priority bodies and have directed our strategy to further understand their unique kimberlite phases.

This year, we also wondered if looking back at our work would lead to areas that would be worthy of another inspection.

Kensington Resources Ltd. has taken the initiative to re-examine the historical data collected on Fort à la Corne. This due diligence was spearheaded by Bill Zimmerman who worked with Brent Jellicoe and Mineral Services. Mineral Services is a highly respected, international consulting firm whose founder, Dr. John Gurney, has over 30 years experience in diamond hunting and exploration. Their mission is to validate the strategy and course of exploration that the Joint Venture has been following. This process is still ongoing.

Continuing to progress

Fiscal 2003 was a year spent increasing our knowledge of Fort à la Corne. We made new discoveries and improved our understanding of the enriched zones. We continued to fund our portion of the drill programmes and maintained our equal status in the Joint Venture. Our cash position is strong and our fiscal responsibility is diligently reviewed by the Board of Directors. Kensington Resources Ltd. remains committed to the Fort à la Corne Joint Venture Diamond Project.

Many thanks to our shareholders for your continued confidence and support. As well, I wish to thank the Board of Directors and the Technical Committee for their time and wisdom that they bring to the company. Together we will continue to work diligently on the progress of what is widely appreciated as one of the most interesting and promising exploration projects in the world.

David H. Stone
Director

Postscript: *On April 26, 2004, I announced my resignation as President. Kensington Resources Ltd. has come a long way since I took over the role, and now I am looking forward to supporting the Company and the Fort à la Corne Project as a Director.*

Fort à la Corne Diamond Project

2003 Project Summary

Annual Report 2003

3

2003 Project Summary

Kensington Resources Ltd. is one of the leading companies in Saskatchewan diamond exploration. Since 1995, we have been focused on the Fort à la Corne Project, a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc. (42.25%), Cameco Corporation (5.5%) and UEM Inc. (10% carried). Land holdings currently held under the Fort à la Corne joint venture agreement comprise 121 claims covering 22,544 hectares or approximately 57,000 acres. Over $30 million has been spent to date by project partners.

The 63 known kimberlite bodies within the Fort à la Corne Project total some 9 billion tonnes, making it the largest diamond-bearing kimberlite field in the world. While the Fort à la Corne kimberlites do not contain the same spectacular grades as the projects in Northern Canada, it has the advantage of a very favourable location in close proximity to cities, services and existing infrastructure. The climate is reasonable all year round and there is a high level of government and public support for Saskatchewan's well established mining industry.

PROJECT FACTS

- 300 drillholes completed in 69 proven kimberlite bodies
- 4,362 tonnes of kimberlite sampled
- 1,844 macrodiamonds > 1 mm recovered totaling 218.45 carats
- Largest diamonds recovered: 10.23 carats, 3.61 carats and 3.33 carats.
- Diamond valuations up to US $450 per carat (2001).

141-14
141-02
141-13
141-09
140-15
140-15
140-21
140-05
140-11
(meters)
Coarse olivine beds
Breccia bed

Annual Report 2003
4
2003 Project Summary

A desktop study conducted by De Beers and Kensington Resources Ltd. in 2000 prioritized four of the Fort à la Corne kimberlite bodies that showed the most promise for economic potential. The $3.1 million Phase 1 programme for 2003 was designed to further the Joint Venture's understanding of these bodies.

Kimberlite Body	# of Coreholes	Total Kimberlite (m)	Total Meterage (m)
140/141	10	875.78	2,218
150	12	832.76	2,264
148	16*	1,333.16	3,073
122	11	900.34	2,274
Total	**49**	**3,942.04**	**9,829**

* = one hole lost at 67 metre in overburden due to drilling problems

148 Microdiamond Results by Kimberlite Type

Kimberlite Type	Sample Mass (kg)	# of Stones	Average Stones/ 10kg	Stones larger than 0.5 mm
Finely Bedded	194.75	708	36.3	4
Coarse Grained	316.95	983	31.6	4
Fines Rich	40.70	79	24.1	0
Other	146.55	226	17.2	4
Xenolith Rich Breccia	40.85	63	15.4	2
Total	**739.80**	**2,059**	**28.4**	**14**

140/141 Microdiamond Results by Kimberlite Type

Kimberlite Type	Sample Mass (kg)	# of Stones	Average Stones/ 10kg	Stones larger than 0.5 mm
Repeated Graded Beds	142.55	323	22.7	3
Breccia Beds	274.90	593	21.6	4
Other Kimberlite Units	68.00	109	16.0	0
Speckled Beds	109.70	134	12.2	0
Total	**595.15**	**1,159**	**19.5**	**7**

Kimberlite 140/141

Kimberlites 148, 150 and 122

Cross-sectional View of Kimberlite 140/141 (Opposite page)

This figure illustrates the complexity in arrangement of different kimberlite units present in the 140/141 body. The cross-section is oriented northwest to southeast and bisects the central part of the body where major kimberlite phases from the east, south and northeast meet and overlap. This model was constructed by workers from the Geological Survey of Canada and the Saskatchewan Geological Survey and their interpretation in this area includes five individual eruptive vents roughly aligned along a line that parallels the trend of the main kimberlite field. Both the breccias and coarse olivine kimberlites remain prospective targets for evaluation of diamond content.

Annual Report 2003

5

2003 Project Summary

Diamond results from Kimberlites 122 and 150 were not available at the time of printing.

New Anomalies Identified

Phase 2 Program for 2004

2003 Airborne Magnetic Survey

Potential New
Kimberlite Bodies
122
148
150
140/141

Management Discussion and Analysis

Annual Report 2003

6

Management Discussion and Analysis

Description of Business

Kensington Resources Ltd. (the "Company") is a diamond exploration company. Since 1995, it has been involved in the Fort à la Corne Diamond Project, a joint venture among the Company, De Beers Canada Explorations Inc. ("De Beers Canada"), a wholly owned subsidiary of De Beers, Cameco Corporation and UEM Inc. Using the expertise of proven management and a world-class experienced technical team, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.

Although there is a joint venture relationship between the partners, there is no joint venture entity. This joint venture relationship entails an agreement on annual budgets between the parties with dissenting parties losing a proportionate share. The only item recorded in the books of the Company at December 31, 2003 is its proportionate share of deferred costs totalling $10,527,906 (December 31, 2002 - $8,429,966). At December 31, 2003, the Company's interest in the Fort à la Corne Project was 42.25%, De Beers Canada's interest was 42.25%, Cameco's interest was 5.5% and UEM's interested was 10% (carried). De Beers Canada is the operator.

Discussion of Operations and Financial Condition

Results of Operations

The net loss for Fiscal 2003, was $1,015,103 or $0.02 per share compared to a net loss of $695,026 or $0.02 per share for Fiscal 2002. Increases in expenditures were experienced in all categories, most notably consulting expense of $69,536 (stock-based compensation) compared to $nil for Fiscal 2002; legal, accounting and professional fees of $170,175 (audit and other related fees - $57,240; accounting - $21,060; legal fees - $91,125; tax advice - $750) compared to $50,244 (audit and other related fees - $21,900; accounting - $13,140; legal fees - $15,204) for Fiscal 2002; and promotion, public relations and travel expenses of $403,592 (media consulting and media training - $52,035; website and database – $9,220; news dissemination – $14,191; registration fees, sponsorship and equipment for trade shows - $20,410; advertising - $11,029; William Callahan fees and investor relations expenses - $84,624; Robert Young fees and expenses - $69,059; travel - $57,923; AGM - $9,409; printing - $53,400; graphic design and Powerpoint consulting - $5,808; miscellaneous - $16,484), compared to $338,682 (media consulting fees and expenses - $37,899; website and database maintenance - $16,354; news dissemination - $11,477; registration fees for trade shows - $27,437; advertising - $18,346; William Callahan fees and investor relations expenses - $41,050; Robert Young fees and expenses - $67,565; travel - $68,188; sponsorship of the 8th Annual Kimberlite Conference - $5,000; video editing - $3,622; Lawrence Leahy settlement - $20,000; miscellaneous - $21,744) for Fiscal 2002.

During the current fiscal year, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. In Fiscal 2003, an additional charge to earnings of $25,497 was expensed for stock options granted to employees and directors and $44,039 was expensed for stock options granted to non-employees and non-directors while in Fiscal 2002, the Company did not record any compensation expense.

Legal, accounting and professional fees increased during the year due to increased audit and accounting fees for increased activity, an accrual of $30,000 at year end for the 2003 audit, and legal fees for two non-brokered private placements, the settlement agreement with William Callahan and other corporate business. Promotion, public relations and travel expenses increased during the year due to the settlement agreement with William Callahan, printing and production costs for a new brochure, annual report (including an accrual of $25,000 at December 31, 2003 for the 2003 annual report) and newsletter, the engagement of a media consultant in the first quarter of Fiscal 2002 and increased news dissemination costs. Investor relations activities during the current year include the redesign of the corporate website and trade show booth, attendance and sponsorship at trade shows and conferences in Victoria, Vancouver, Montreal, Toronto and Saskatoon, advertising in trade publications and the production of a new brochure, annual report and newsletters.

Office expenses increased slightly to $194,367 (directors' and officers' liability and keyman insurance - $36,822; administrative services - $48,198; office rent, telephone, secretarial and office expenses - $109,348), compared to $172,538 (directors' and officers' liability and keyman insurance - $50,225; administrative services - $47,032; office rent, telephone, secretarial and office expenses - $75,281) for Fiscal 2002 due to the hiring of administrative support staff in the last six months of Fiscal 2002 and increased corporate activity.

Salaries, benefits and management fees totalling $138,164 (David Stone - $115,000; William Zimmerman - $20,489; James Rothwell - $2,675) were expensed for Fiscal 2003, up from $111,417 (David Stone - $111,417) for Fiscal 2002.

Mineral property and exploration costs deferred at December 31, 2003 totalled $10,527,906, an increase of $2,097,940 since December 31, 2002, all of which was spent on the Fort à la Corne Property.

Investor Relations

The Company entered into an employment agreement effective July 1, 1999 with William Callahan pursuant to which Mr. Callahan was retained as Manager of Investor Relations of the Company on a month-to-month basis for the sum of $2,500 per month. This was increased to $3,500 per month during the second quarter of Fiscal 2001. The Company also granted Mr. Callahan stock options as follows: 75,000 stock options at an exercise price of $0.38 per share expiring July 6, 2004; 50,000 stock options at an exercise price of $0.30 per share expiring February 18, 2005; 125,000 stock options at an exercise price of $0.78 per share expiring January 30, 2007 and 10,000 stock options at an exercise price of $0.82 expiring on February 24, 2008. William Callahan is no longer employed by the Company as Investor Relations Manager, effective August 15, 2003. During the third quarter of Fiscal 2003, the Company entered into a settlement agreement with Mr. Callahan whereby he received severance totaling $21,000 and a settlement fee of $40,000. Mr. Callahan exercised 50,000 stock options at $0.30 per share and 75,000 stock options at $0.38 per share on September 11, 2003 and the remainder of stock options held by him expired unexercised on September 16, 2003.

In December 2001, the Company retained Mr. Robert A. Young to provide investor relations and corporate development services to the Company for an initial six-month term. Since 1987, Mr. Young has provided investor relations and financial public relations services to Toronto Stock Exchange and TSX Venture Exchange companies with a particular focus on the mining and environmental technology sectors. Pursuant to the terms of the agreement, Mr. Young is paid $5,000 per month and reimbursed for pre-approved travel expenses. Mr. Young's contract was accepted for filing by the TSX Venture Exchange on January 14, 2002. In Fiscal 2003, Mr. Young was granted incentive stock options to purchase up to 250,000 common shares of the Company at an exercise price of $0.82 per share expiring on February 24, 2005.

Financings, Principal Purposes and Milestones

Annual Report 2003
7
Management Discussion and Analysis

Annual Report 2003

8

Management Discussion and Analysis

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds
Fort à la Corne Project	$ 1,500,000	$ 865,443
General working capital	743,123	497,777
Private placement fees and commissions	34,750	34,750
Total	**$2,277,873**	**$1,397,970**

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds
Fort à la Corne Project	$ 1,066,000	$ -
Total	**$1,066,000**	**$ -**

Liquidity and Solvency

The Company is presently exploring the Fort à la Corne Project for sufficient reserves to justify production. This property does not produce any revenue. The Company receives minor amounts of interest income ($21,058 for Fiscal 2003 compared to $22,374 for Fiscal 2002); however its capital needs have historically been met by the issuance of securities either through private placements, the exercise of stock options, shares for debt or shares issued for property.

At the beginning of the fiscal year, the Company had working capital of $214,778. During the year, the Company completed two private placements (See "Financings, Principal Purposes and Milestones" above) issuing 4,103,164 units for net proceeds of $3,207,723. The exercise of 2,327,583 stock options and warrants provided additional funds of $1,207,683. At December 31, 2003 the working capital increased to $1,584,489.

Current assets at December 31, 2003 consisted of $1,001,202 in cash, $1,175,000 in short-term investments, $23,188 in GST and other receivables, $5,937 in prepaid expenses and $32,025 in marketable securities (recorded cost of 457,500 common shares of China Diamond Corp. – formerly Pan Asia Mining Corp.). Current liabilities at December 31, 2003 consisted of accounts payable and accrued liabilities of $114,895 and $537,968 due to the Fort à la Corne joint venture which was paid in the subsequent period.

Subsequent Events

Exercise of Warrants

The Company received $1,078,500 from the exercise of 1,338,333 warrants ranging in price from $0.80 to $0.85 per share.

Management Change

On April 26, 2004, the Company announced steps intended to strengthen the management of the Company with new skills to meet the challenges of the current phase of its activities. David Stone, who has led the Company as President since 1997, concurs with the direction being taken. He has resigned as President of the Company effective immediately and the Board of Directors expresses its appreciation and thanks to David for his efforts and his years of service as President. The operations of the Company will be conducted by the Board of Directors while the Company searches for a suitable replacement with diamond mining related experience and management skills to provide leadership for the next stage in the development of the Fort à la Corne Joint Venture Diamond Project in Saskatchewan. David Stone will remain on the Board of Directors and will assist in the process.

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Annual Report 2003
9
Auditors' Report

Auditors' Report

To the Shareholders of Kensington Resources Ltd.

We have audited the balance sheets of Kensington Resources Ltd. as at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 31, 2004

Deloitte
Touche
Tohmatsu

Annual Report 2003

10

Balance Sheets

Balance Sheets

December 31, 2003 and 2002

Core drilled from Kimberlite 148 was dominated by medium and coarse-grained olivine and visible indicator minerals including red and purple garnets.

	2003	2002
ASSETS		
CURRENT		
Cash and cash equivalents	**$ 1,001,202**	$ 319,123
Short-term investments	**1,175,000**	-
GST and other receivables	**23,188**	43,754
Prepaid expenses	**5,937**	-
Marketable securities (quoted market value $114,375; 2002 - $77,775)	**32,025**	32,025
	2,237,352	394,902
PROPERTY, PLANT AND EQUIPMENT *(Note 4)*	**14,565**	18,377
MINERAL PROPERTIES *(Note 5)*	**10,527,906**	8,429,966
	$ 12,779,823	$ 8,843,245
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**$ 114,895**	$ 51,201
Cash calls payable *(Note 5)*	**537,968**	128,923
	652,863	180,124
SHAREHOLDERS' EQUITY		
Capital stock *(Note 6)*	**26,543,215**	22,127,809
Additional paid-in capital *(Note 6 (d) (ii))*	**174,657**	111,121
Deficit	**(14,590,912)**	(13,575,809)
	12,126,960	8,663,121
	$ 12,779,823	$ 8,843,245

APPROVED BY THE BOARD:

David H. Stone, Director

Murray Tildesley, Director

See accompanying Notes to the Financial Statements.

Statements of Operations and Deficit
December 31, 2003 and 2002

Extensive core drilling on four priority bodies greatly contributed to the identification of higher grade zones.

Annual Report 2003
11
Statements of Operations and Deficit

	2003	2002
INTEREST INCOME	$ 21,058	$ 22,374
EXPENSES		
Amortization	3,812	3,607
Bank charges and interest	1,111	1,055
Consulting	69,536	-
Legal, accounting and professional	170,175	50,244
Office	194,367	172,538
Promotion, public relations and travel	403,592	338,682
Salaries, benefits and management fee	138,164	111,417
Transfer and filing	55,404	39,857
	1,036,161	717,400
Net loss for the year	(1,015,103)	(695,026)
Deficit, beginning of year	(13,575,809)	(12,880,783)
Deficit, end of year	$(14,590,912)	$ (13,575,809)
Basic and diluted loss per share	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	50,276,560	45,718,457

See accompanying Notes to the Financial Statements.

Statements of Cash Flows

December 31, 2003 and 2002

The immensity of the Fort à la Corne kimberlite field is exciting and has attracted a lot of interest from the world's top diamond experts.

Annual Report 2003

12

Statements of Cash Flows

	2003	2002
OPERATING ACTIVITIES		
Net loss for the year	**$(1,015,103)**	$ (695,026)
Items not involving cash		
Amortization	**3,812**	3,607
Stock-based compensation expense *(Note 6 (d) (ii))*	**69,536**	-
Net change in non-cash working capital items affecting operations (Note 10)	**78,323**	(30,606)
	(863,432)	(722,025)
FINANCING ACTIVITIES		
Issuance of capital stock for cash	**4,409,406**	2,785,700
INVESTING ACTIVITIES		
Expenditures and advances on resource properties, net of unpaid cash calls	**(1,688,895)**	(1,912,672)
Purchase of property, plant and equipment	**-**	(9,842)
Purchase of short-term investments	**(1,175,000)**	-
	(2,863,895)	(1,922,514)
INCREASE IN CASH	**682,079**	141,161
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**319,123**	177,962
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 1,001,202**	$ 319,123

SUPPLEMENTAL INFORMATION:

During the year ended December 31, 2003, the Company transferred $6,000 from additional paid-in capital to capital stock in relation to options exercised in 2003 that were granted in prior years to non-employees.

See accompanying Notes to the Financial Statements.

Notes to the Financial Statements

December 31, 2003 and 2002

Annual Report 2003

13

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is an exploration stage company at December 31, 2003 since it has not, as yet, achieved commercial production on any of its mineral concessions.

The Company's emergence from the exploration stage and the recoverability of the amounts shown for mineral concessions and deferred exploration costs is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the concessions, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reflect the significant accounting policies outlined below.

(a) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits in banks and highly liquid investments with maturities of less than 90 days.

(b) Short-term investments

Short-term investments consist of highly liquid investments with maturities of greater than 90 days and less than one year.

(c) Marketable securities

(d) Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated using the declining balance method at 20% per annum for field, computer and furniture equipment and 30% per annum for automobiles.

(e) Mineral properties

Annual Report 2003

14

Notes to the Financial Statements

(f) Stock-based compensation

The Company accounts for options granted under its fixed stock option plan using the fair value based method of accounting for stock-based compensation. Accordingly, the fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are transferred to share capital.

(g) Income taxes

The Company accounts for income taxes using the future income tax method of accounting. This method requires the recognition of future income taxes for the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. This method also requires the Company to compute future income taxes using the enacted corporate income tax rates in effect each year. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

(h) Loss per common share

The Company uses the treasury stock method for the calculation of fully diluted earnings per share. Fully diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and warrants (Note 6) and are excluded from the computation if their effect is anti-dilutive.

(i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(j) Financial instruments

The Company's financial instruments include cash and cash equivalents, GST and other receivables, marketable securities, accounts payable and accrued liabilities and cash calls. The carrying values of these financial instruments approximate fair values given the short term to maturity. Due to the nature of the Company's operations, there is no significant credit or interest rate risk.

Annual Report 2003
16
Notes to the Financial Statements

5. MINERAL PROPERTIES

Cumulative acquisition and exploration costs as at December 31 are as follows:

	2003	2002
Geological and exploration	$ 2,099,853	$ 1,776,730
Land tenure	51,148	48,895
Drilling	5,138,470	3,907,373
Assay	1,462,172	1,273,297
Supplies	49,918	49,918
Transport	233,916	199,223
Rental Equipment	169,123	108,282
General	114,842	102,852
Project Overhead	1,208,464	963,396
	$ 10,527,906	**$ 8,429,966**

Upon the completion of the exploration phase, the feasibility and development stage commences. The Company is committed to funding a maximum of $8.5 million on a priority basis during this stage. De Beers has a similar liability to a maximum of $6.38 million.

6. SHARE CAPITAL

(a) Authorized

Unlimited common shares of no par value

Annual Report 2003

17

Notes to the Financial Statements

(b) Issued

		Shares		Amounts
Balance, December 31, 2001	$	41,567,631	$	19,342,109
Issuance for private placements, net of issue costs		2,166,667		1,255,000
Issuance on exercise of stock options and warrants		3,137,500		1,530,700
Balance, December 31, 2002		46,871,798		22,127,809
Issuance for private placements, net of issue costs		4,103,164		3,207,723
Issuance on exercise of stock options and warrants		2,327,583		1,207,683
Balance, December 31, 2003	**$**	**53,302,545**	**$**	**26,543,215**

(c) Private placement

(i) On July 7, 2003, the Company closed the first tranche of the non-brokered private placement. An aggregate of 3,037,164 units were issued at a price of $0.75 per unit for gross proceeds of $2,277,873. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitled the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from closing at the exercise price of $0.85 in the first year and $1.05 in the second year expiring July 6, 2005.

Cash commissions of $136,150 were paid in connection with the first and second tranches of 2003.

(ii) On January 17, 2002, the Company closed the first tranche of the non-brokered private placement. An aggregate of 1,623,334 units were issued at a price of $0.60 per unit for gross proceeds of $974,000. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitled the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from closing at the exercise price of $0.70 in the first year and $0.80 in the second year expiring January 17, 2004.

Annual Report 2003

18

Notes to the Financial Statements

On February 7, 2002, the Company closed the second and final tranche of the non-brokered private placement. An aggregate of 543,333 units were issued at a price of $0.60 per unit for gross proceeds of $326,000. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitled to holder thereof to purchase one additional common share in the capital of the Company for a period of two years from closing at the exercise price of $0.70 in the first year and $0.80 in the second year expiring February 7, 2004.

Cash commissions of $45,000 were paid in connection with the first and second tranches.

(d) Stock options

(i) The changes in stock options were as follows:

	December 31, 2003	Weighted Average Exercise Price	December 31, 2002	Weighted Average Exercise Price
Balance outstanding, beginning of year	$ 4,273,226	$ 0.54	$ 4,098,226	$ 0.46
Activity during the year				
Options granted	345,000	0.82	1,085,000	0.81
Options exercised	(490,500)	0.31	(660,000)	0.50
Options cancelled/expired	(135,000)	0.78	(250,000)	0.67
Balance outstanding, end of year	**$ 3,992,726**	**$ 0.58**	**$ 4,273,226**	**$ 0.54**

(ii) During the year ended December 31, 2003, 260,000 (2002 - Nil) stock options were issued to non-employees and non-directors. Using the fair value method for stock-based compensation, consulting costs of $44,039 were recorded for the year ended December 31, 2003 (2002 - $Nil). This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 33.6% and an average annual risk free interest rate of 4%. The fair value assigned to the stock granted during the year ended December 31, 2003 was $0.30.

As outlined in Note 3, the Company has adopted the fair value based method for stock option awards effective January 1, 2003. As a result, the Company recognized compensation expense of $25,497 and increased Additional Paid-in Capital by the same amount in respect of stock-based employee compensation amounts. The fair value was determined using the same assumptions as detailed in the preceding paragraphs.

Annual Report 2003

19

Notes to the Financial Statements

During the year ended December 31, 2003, a number of options granted in prior years to non-employees were exercised resulting in a $6,000 transfer from additional paid-in capital to capital stock. The proceeds of $154,070 of the converted stock options, combined with the charge of $6,000 from additional paid-in capital, resulted in a total increase to share capital of $160,070.

(iii) Of the 1,085,000 stock options granted during the year ended December 31, 2002, 125,000 vest over a one year period (31,250 each quarter) with the remainder vesting immediately upon grant.

(iv) As at December 31, 2003, directors' and employees' stock options were outstanding as follows:

Range of Exercise Prices	Number Outstanding and Exercisable at December 31, 2003	Weighted average remaining contractual life (years)
$ 0.30	$ 270,000	$ 1.20
0.34	500,000	0.50
0.35	100,000	1.90
0.37	602,726	1.20
0.38	200,000	1.50
0.42	270,000	1.40
0.54	125,000	3.20
0.57	40,000	2.10
0.65	10,000	1.00
0.71	150,000	2.40
0.76	30,000	2.50
0.78	710,000	3.10
0.80	150,000	3.80
0.81	400,000	2.50
0.82	335,000	3.70
1.11	100,000	3.50
$0.30-$1.11	**3,992,726**	**1.97**

Annual Report 2003

20

Notes to the Financial Statements

(v) The following pro forma financial information presents the net loss for the year and the basic loss per common share had the Company adopted the fair value method of accounting for stock options as set out in CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*.

	December 31, 2002
Net loss for the year	$ (695,026)
Stock-based compensation cost	(603,414)
Pro forma net loss	$ (1,298,440)
Pro forma basic loss per share	**$ (0.03)**

Using the fair value based method for stock-based compensation, additional costs of approximately $603,414 would have been recorded for the year ended December 31, 2002. This amount was determined using an option pricing model assuming no dividends were paid, a weighted-average volatility of the Company's share price of 75%, an expected life of five years and weighted-average annual risk free rate of 4.87%.

(e) Warrants

(i) The changes in warrants were as follows:

	December 31, 2003	Weighted Average Exercise Price	December 31, 2002	Weighted Average Exercise Price
Balance outstanding, beginning of year	$ 3,070,417	$ 0.68	$ 3,381,250	$ 0.40
Activity during the year				
Warrants granted	3,570,164	0.91	2,166,667	0.70
Warrants exercised	(1,837,083)	0.57	(2,477,500)	0.48
Balance outstanding, end of year	**$ 4,803,498**	**$ 0.89**	**$ 3,070,417**	**$ 0.68**

Annual Report 2003
21
Notes to the Financial Statements

(ii) As at December 31, 2003, share purchase warrants were outstanding as follows:

Number of Warrants	Exercise Price per Security	Expiry Date
690,001	$0.70 / 0.80	January 17, 2004
543,333	0.70 / 0.80	February 7, 2004
3,037,164	0.85 / 1.05	July 6, 2005
533,000	1.25	December 21, 2004
4,803,498		

(f) Shareholder Rights Plan

7. RELATED PARTY TRANSACTIONS

	Year ended December 31	
	2003	2002
Management and consulting fees	$ 139,671	$ 111,417

As at December 31, 2003, accounts payable include $9,583 (2002 - $Nil) due to directors, a former director and companies controlled by directors.

Annual Report 2003
22
Notes to the Financial Statements

8. SEGMENTED INFORMATION

Industry information
The Company operates in one reportable operating segment, being the acquisition and exploration of resource properties.

Geographic information
Revenue from operations in the years ended December 31, 2003 and 2002 were derived from interest income which was earned in Canada.

The Company's non-current assets are located in Canada.

9. INCOME TAXES

The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian Federal and provincial income tax rates to loss before tax provision due to the following:

	2003	2002
Statutory tax rate	37.6%	39.6%
Recovery of income taxes computed at standard rate	$ (381,679)	$ (275,369)
Non-deductible stock option expense	26,145	-
Tax losses not recognized in the period that the benefit arose	355,534	275,369
	$ -	**$ -**

The Company, subject to the approval of the tax authority, has non-capital losses for tax purposes of approximately $4,109,000 available to reduce future income tax which expire as follows:

2004	$ 721,000
2005	395,000
2006	190,000
2007	466,000
2008	547,000
2009	735,000
2010	1,078,000
	$ 4,132,000

Annual Report 2003
23
Notes to the Financial Statements

Temporary differences and carryforwards gave rise to the following future income tax assets at year end:

	2003	2002
Future income tax asset		
Operating loss carryforwards	$ 1,553,632	$ 1,755,562
Capital assets	5,657	4,451
Mineral properties	1,297,502	2,198,412
Investments	72,559	76,457
Financing fees	76,520	40,174
	3,005,870	4,075,056
Less: Valuation allowance	(3,005,870)	(4,075,056)
	$ -	$ -

	2003	2002
GST and other receivables	$ 20,566	$ (21,494)
Prepaid expenses	(5,937)	6,000
Accounts payable and accrued liabilities	63,694	(15,112)
	$ 78,323	**$ (30,606)**

11. SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company received net proceeds of $1,078,500 through the exercise of 1,338,333 warrants ranging in price from $0.80 to $0.85 per share.

Board of Directors & Technical Team

Kensington's board of directors has significant technical and management expertise and includes key players in the development of EKATI, Canada's premiere diamond mine.

Annual Report 2003

24

Board of Durectors & Technical Team

2003 BOARD OF DIRECTORS

David H. Stone, Director

Mr. Stone has over twenty years' experience in mining and mineral exploration, including ground surveying, sampling and plotting, and over ten years' experience as a director and officer of public companies. He was one of the original Directors of Kensington and served as President between June 1997 and April 2004.

Murray Tildesley, Corporate Secretary and Director

Mr. Tildesley, a Director since October 1998, is President and owner of a sport publishing company and a former financial analyst with the Bank of Montreal. He has a B.Comm. from Sir George Williams University (now Concordia) in Montreal.

Tony Pezzotti, Director

Mr. Pezzotti (retired) was General Manager and co-owner of a steel company in British Columbia. A Director since October 1998, Mr. Pezzotti has also been a director of Offshore Systems International Ltd. for the past 19 years and is a past director of First Quantum Minerals Ltd., both listed on the Toronto Stock Exchange. Mr. Pezzotti also serves as a director of First Majestic Resource Corp. which trades on the TSX Venture Exchange.

James R. Rothwell, Director

Mr. Rothwell, a Director since June 2002, was President and CEO of Dia Met Minerals Ltd. between 2000 and 2001 where he successfully implemented the Board of Directors' decision to sell the company at a significant premium for its shareholders. Prior to that, he worked for BHP Minerals between 1986 and 2000 where he held the position of President of BHP Diamonds from 1997 to 2000. Mr. Rothwell led BHP's entry into the diamond industry via development of the EKATI Diamond Mine in the Northwest Territories, Canada's first producing diamond mine. Mr. Rothwell has over 25 years' experience in corporate strategic planning and business development in Canada, the United States, Australia and Brazil. He is a graduate of Stanford University where he completed the Marketing Management Program and received his MBA.

William E. Zimmerman, Director

Mr. Zimmerman, a Director since June 2001, has more than 30 years' experience in international mining with BHP and Utah International. He entered the diamond industry in 1994 and was instrumental in the development of the marketing program for the EKATI Diamond Mine. He later served as President of BHP Diamonds and retired from service with BHP in May 2001. He has a B.Sc. in Mineral Economics from the Pennsylvania State University and an MBA from the University of San Francisco.

TECHNICAL TEAM

Kensington Resources Ltd. has a long record of working with the world's top diamond authorities when outside expertise is required. David Stone has attracted top quality talents to serve as valued consultants providing guidance the Company in a complex business. They include:

Brent C. Jellicoe, P.Geo, Chief Geologist

Mr. Jellicoe has been directly involved with all aspects of diamond exploration and project management for the Fort à la Corne Project since 1995. He is active as a kimberlite specialist and technical representative for monitoring diamond recovery in De Beers' facilities.

Dr. Peter H. Nixon, Technical Advisor

Dr. Nixon is Emeritus Professor at the School of Earth Sciences, University of Leeds, United Kingdom. He is a recognized world authority on the occurrence of diamonds and diamond exploration and the petrology and mineralogy of kimberlites and related rocks.

Richard Wake-Walker and Charles Wyndham, Technical Advisors

Mr. Wake-Walker and Mr. Wyndham are founders and principals of WWW International Diamond Consultants Ltd. (WWW) which provides consulting and valuation services to both diamond prospecting and producing companies as well as foreign governments at the highest level.

G. Clive Newall, Technical Advisor

Mr. Newall is currently President and Director of First Quantum Minerals Ltd., a mid-tier copper producer trading on the Toronto Stock Exchange and the London Stock Exchange's Alternative Investment Market.

David H. Stone
Former President and Director [3]

Murray Tildesley
Secretary and Director [2]

Tony Pezzotti
Director [1/2/3]

James R. Rothwell
Director [1/3]

William Zimmerman
Director [1/2]

[1] Denotes Member of Audit Committee
[2] Denotes Member of Compensation Committee
[3] Denotes Member of Corporate Governance Committee

ANNUAL GENERAL MEETING

Friday, June 11, 2004 at 10:00 am
Fairmont Waterfront Hotel, Cheakamus Room, 900 Canada Place Way, Vancouver, BC

HEAD OFFICE

EXPLORATION OFFICE

Kensington Resources Ltd.
Suite 210, 3502 Taylor Street East
Saskatoon, Saskatchewan
Canada, S7H 5H9

Tel: (306) 664-7552
Fax: (306) 975-9039
E-Mail: bcjell@sasktel.net

Toll Free: 1-800-514-7859
www.kensington-resources.com

LEGAL COUNSEL

McCullough O'Connor Irwin
1100 – 888 Dunsmuir Street
Vancouver, British Columbia
Canada, V6C 3K4

LEGAL COUNSEL

Austring, Fendrick, Fairman & Parkkari
3081 Third Avenue
Whitehorse, Yukon
Canada, Y1A 4Z7

AUDITORS

Deloitte & Touche LLP
#2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
Canada, V7X 1P4

BANKERS

Bank of Montreal
595 Burrard Street
Vancouver, British Columbia
Canada, V7X 1L7

TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street, 4th Floor
Vancouver, British Columbia
Canada, V6C 3B9

LISTING

Exchange: TSX Venture Exchange
Trading Symbol: KRT
U.S. Registration: Form 20-F File #0-24980
Listed in Standard & Poors

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

QUARTERLY REPORT

THREE MONTHS ENDED MARCH 31, 2004

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1KRT (361-1578)  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2004.

NOTICE TO READER OF THE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of Kensington Resources Ltd. and the accompanying interim consolidated balance sheet as at March 31, 2004 and the interim consolidated statements of earnings, retained earnings and cash flows for the three month period then ended are the responsibility of the Company’s management.

These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company, Deloitte & Touche LLP.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

KENSINGTON RESOURCES LTD.
(a development stage company)
BALANCE SHEET
(Canadian dollars)
	March 31, 2004	December 31, 2003
ASSETS
Current
Cash	$ 396,733	$ 1,001,202
Short-term investments	2,125,000	1,175,000
GST and other receivables	32,658	23,188
Prepaid expenses	45,497	5,937
Marketable Securities	32,025	32,025
	2,631,913	2,237,352

Capital assets (Note 2)	29,344	14,565
Resource properties (Note 3)	11,187,136	10,527,906

	$ 13,848,393	$ 12,779,823

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 114,138	$ 114,895
Joint Venture cash calls and accrued payables	683,173	537,968
	797,311	652,863

SHAREHOLDERS' EQUITY
Capital stock
Authorized
Unlimited common shares of no par value
Issued and fully paid (Note 4)	27,621,717	26,543,215
Additional paid-in capital	174,657	174,657
Deficit accumulated during the development stage	(14,745,292)	(14,590,912)

	13,051,082	12,126,960

	$ 13,848,393	$ 12,779,823

(signed) "David H. Stone"

(signed) "James R. Rothwell"

KENSINGTON RESOURCES LTD.
(a development stage company)
STATEMENTS OF OPERATIONS AND DEFICIT FOR THE THREE MONTHS ENDED MARCH 31
(Canadian dollars)
	For the three months ended March 31, 2004	For the three months ended March 31, 2003

Expenses
Amortization	$ 1,150	$ 953
Bank charges and interest	218	219
Interest income	(962)	(6,572)
Legal, accounting and professional	12,825	31,758
Office	53,277	88,077
Promotion, public relations and travel	48,163	121,140
Salaries, benefits and management fees	28,750	28,750
Transfer and filing	10,959	8,017

Loss from continuing operations	(154,380)	(272,342)

Net loss for the period	(154,380)	(272,342)
Deficit, beginning of period	(14,590,912)	(13,575,809)

Deficit, end of period	$ (14,745,292)	$ (13,848,151)

Net loss per share	$ (0.00)	$ (0.01)

Weighted average number of shares outstanding	54,251,189	47,166,663

KENSINGTON RESOURCES LTD.
(a development stage company)
STATEMENTS OF CASH FLOW FOR THE FOR THE THREE MONTHS ENDED MARCH 31
(Canadian dollars)
	For the three months ended March 31, 2004	For the three months ended March 31, 2003

Operating activities
Net loss for the period	$ (154,380)	$ (272,342)
Items not involving cash
Amortization	1,150	953
Net change in non-cash operating working capital items
GST receivable	(9,470)	35,033
Prepaid expenses	(39,560)	(8,100)
Accounts payable and accrued liabilities	(757)	(17,028)

	(203,017)	(261,484)

Financing activities
Issuance of capital stock for cash	1,078,502	1,081,933

	1,078,502	1,081,933

Investing activities
Expenditures and advances on resource
properties, net of unpaid cash calls	(514,025)	(53,979)
Purchase of capital assets	(15,929)	-
Purchase of short-term investments	(950,000)	-
	(1,479,954)	(53,979)

Increase in cash	(604,469)	766,470

Cash position at beginning of period	1,001,202	319,123

Cash position at end of period	$ 396,733	$ 1,085,593

Kensington Resources Ltd. Notes to the Financial Statements March 31, 2004 (unaudited)

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
	These interim consolidated financial statements should be read in conjunction with the audited December 31, 2003 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2003 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

2.	CAPITAL ASSETS
	For the period ended March 31, 2004	Cost	Accumulated amortization	Net book value
	Automobiles	$ 26,906	$ 26,020	$ 886
	Field equipment	5,606	4,143	1,463
	Computer equipment	12,899	3,446	9,453
	Furniture and equipment	21,167	3,625	17,542
		$ 66,578	$ 37,234	$ 29,344

	For the year ended December 31, 2003	Cost	Accumulated amortization	Net book value
	Automobiles	$ 26,906	$ 25,948	$ 958
	Field equipment	5,606	3,333	2,273
	Computer equipment	11,801	3,711	8,090
	Furniture and equipment	6,336	3,092	3,244
		$ 50,649	$ 36,084	$ 14,565
3.	MINERAL PROPERTIES
	Acquisition and exploration costs as at March and December 31 are as follows:
			March 31, 2004	December 31, 2003
	Geological and exploration		$ 2,162,723	$ 2,099,853
	Land tenure		51,148	51,148
	Drilling		5,552,284	5,138,470
	Assay		1,595,683	1,462,172
	Supplies		49,918	49,918
	Transport		246,615	233,916
	Rental equipment		189,843	169,123
	General		118,866	114,842
	Overhead		1,220,056	1,208,464
			$ 11,187,136	$ 10,527,906

The Company has earned a 42.25% interest in certain mineral claims consisting of 22,544 hectares in the Fort a la Corne area of  Saskatchewan through a joint venture relationship. The other partners are De Beers Canada Exploration Inc. ("De Beers"), UEM Inc. and Cameco Corporation ("Cameco"). This joint venture relationship entails an agreement on annual budget between the parties, with dissenting parties losing a proportionate share. Cash calls are requested periodically to cover expenditure incurred by the operator. No joint venture entity exists and the Company's proportionate share of the deferred exploration costs is $11,187,136.

	The Company is committed to fund a maximum of $8.5 million on a prority basis during the feasibility and development stage. De Beers has a similar liability to a maximum of $6.38 million.

Kensington Resources Ltd. Notes to the Financial Statements March 31, 2004 (unaudited)
4.	SHARE CAPITAL

(a)	Authorized
	Unlimited common shares of no par value
(b)	Issued
				Shares		Amount
	Balance - December 31, 2003			53,302,545		$ 26,543,215
	Issuance on exercise of warrants			1,338,333		1,078,502
	Balance - March 31, 2004			54,640,878		$ 27,621,717

(c)	Stock options

The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares.  Stock options are issuable at the discretion of the Board of Directors, up to 5,500,000 common shares.

	(i)	The changes in stock options were as follows:
			Three months ended March 31, 2004	Weighted Average Exercise Price	Year ended December 31, 2003	Weighted Average Exercise Price
	Balance outstanding, beginning of period		3,992,726	$ 0.58	4,273,226	$ 0.46
	Activity during the year
	Options granted		105,000	1.13	345,000	0.82
	Options exercised		-	-	(490,500)	0.31
	Options cancelled/expired		-	-	(135,000)	0.78
	Balance outstanding, end of period		4,097,726	$ 0.59	3,992,726	$ 0.58

	(ii)	As at March 31, 2004, directors' and employees' stock options were outstanding as follows:

	Options Outstanding and Exercisable
	Range of exercise prices	Number outstanding at March 31, 2004		Number exercisable at March 31, 2004		Weighted average remaining contractual life (years)
	0.30	270,000		270,000		0.90
	0.34	500,000		500,000		0.30
	0.35	100,000		100,000		1.70
	0.37	602,726		602,726		0.90
	0.38	200,000		200,000		1.70
	0.42	270,000		270,000		1.20
	0.54	125,000		125,000		3.00
	0.57	40,000		40,000		1.80
	0.65	10,000		10,000		0.70
	0.71	150,000		150,000		2.20
	0.76	30,000		30,000		2.30
	0.78	710,000		710,000		2.80
	0.80	150,000		150,000		3.50
	0.81	400,000		400,000		2.30
	0.82	335,000		335,000		3.30
	1.11	100,000		100,000		3.20
	1.13	105,000		105,000		5.00
	$0.30 - $1.13	4,097,726		4,097,726		1.80

Kensington Resources Ltd. Notes to the Financial Statements March 31, 2004 (unaudited)
(d)	Warrants
	(i)	The changes in warrants were as follows:
				Three months ended March 31, 2004	Weighted Average Exercise Price	Year ended December 31, 2003	Weighted Average Exercise Price
		Balance outstanding, beginning of period		4,803,498	$ 0.89	3,070,417	$ 0.68
		Activity during the period
		Warrants granted		-	-	3,570,164	0.91
		Warrants exercised		(1,338,333)	0.81	(1,837,083)	0.57
		Warrants expired		(51,667)	0.80
		Balance outstanding, end of period		3,413,498	$ 0.92	4,803,498	$ 0.89

	(ii)	As at March 31, 2004, share purchase warrants were outstanding as follows:
			Number of Warrants		Exercise Price per Security		Expiry Date
			2,880,498		0.85 / 1.05		July 6, 2005
			533,000		$1.25		December 21, 2004
			3,413,498

(e)	Shareholder Rights Plan

At the Annual General Meeting on June 29, 2001, the Company's shareholders approved the adoption of a Shareholder Rights Plan, similar to those adopted by other Canadian companies.  Under the terms of the Plan, rights are attached to the common shares of the Company.  These rights become marketable and exercisable only after certain specified events related to the acquisition of, or announcement of an intention to acquire 20% or more or the outstanding common shares of the Company.

5.	RELATED PARTY TRANSACTIONS
	(a) The Company incurred costs with individuals or companies controlled by individuals who were shareholders, directors or officers of the Company as follows:
						2004	2003
		Management fees				$ 28,750	$ 28,750

6.	OFFICERS AND DIRECTORS

		Robert McCallum - Director (President effective June 1, 2004)
		Murray Tildesley - Secretary and Director
		Tony Pezzotti - Director
		William Zimmerman - Director
		James Rothwell - Director
		David Stone - Director

Form 51-102F1 – Management’s Discussion & Analysis

First Quarter Ended March 31, 2004

Unaudited – Prepared by Management

_____________________________________________________________________________________

Description of Business and Report Date

The following Management Discussion and Analysis is prepared as of May 28, 2004 (the “Report Date”) and should be read in conjunction with the interim financial statements for the three months ended March 31, 2004 and the Company’s annual report for the year ended December 31, 2003.  These documents can be found on the Company’s website or at www.sedar.com.

Kensington Resources Ltd. (the “Company”) is a diamond exploration company.  Since 1995, it has been involved in the Fort à la Corne Diamond Project, a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Explorations Inc. (“De Beers Canada”), a wholly owned subsidiary of De Beers (42.25%) , Cameco Corporation (5.5%) and UEM Inc. (10%-carried).  De Beers Canada is the operator.

The Company prepares its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Fort à la Corne Project, Saskatchewan

The Fort à la Corne Project is located in the Province of Saskatchewan approximately 65 kilometres to the east north-east of the city of Prince Albert, Saskatchewan’s third largest city.  As of the Report Date, land holdings held under the Fort à la Corne joint venture agreement comprised of 121 claims totaling 22,544 hectares or approximately 57,000 acres.

Although there is a joint venture relationship between the partners, there is no joint venture entity.  This joint venture relationship entails an agreement on annual budgets between the parties with dissenting parties losing a proportionate share.  The only item recorded in the books of the Company at March 31, 2004 is its proportionate share of deferred costs totalling $11,187,136 (December 31, 2003 - $10,527,906).

2003/2004 Project Summary

A desktop study conducted De Beers Canada and the Company in 2000 prioritized four of the Fort à la Corne kimberlite bodies that showed the most promise for economic potential. The $3.1 million program for 2003/2004 was designed to further the Joint Venture’s understanding of these bodies.

Summary of 2003 Core Drilling at Fort à la Corne

Kimberlite 140/141

The 140/141 “super” kimberlite has commanded great interest because of its size (estimated at over 500 million tonnes) and the recovery of large stones including diamonds weighing 10.23 carats, 3.61 carats, 3.33 carats, 2.595 carats, 2.57 carats, and 1.820 carats, respectively. More recently, five geological subdivisions were identified including two significantly higher-grade enriched zones.

Form 51-102F1 – Management’s Discussion & Analysis

First Quarter Ended March 31, 2004

Unaudited – Prepared by Management

_____________________________________________________________________________________

Fort à la Corne Project, Saskatchewan (continued)

In the 2003/2004 program, nine HQ cores were drilled in the southern part of the 140/141 kimberlite body to help delineate the extent of the higher-grade zones and to recover more microdiamonds. In addition, one HQ corehole was targeted immediately northwest of the 141 sector of the body to determine the relationship between a significant gravity anomaly and the presence of kimberlite. Kimberlite was encountered in the hole, but of insufficient thickness to account for the anomaly.

Results reported earlier in 2004 demonstrate that the Joint Venture has been successful in targeting diamond-enriched zones. Included in the recovery of 1,159 microdiamonds from 595 kg of kimberlite were seven macrodiamonds greater than 0.5 mm and a high-quality, clear 0.77-carat diamond was recovered from the upper part of Body 140/141 while splitting core.

140/141 Microdiamond Results by Kimberlite Type

Geological interpretation and modeling of deposit tonnages for this body are a priority for the operator.

Kimberlites 148, 150 and 122

Corehole programs were targeted on kimberlites 148, 150 and 122. Kimberlite core was described in detail and plotted in 3D models to map the extent of prospective zones. The core was extensively sampled and then submitted for diamond recovery in order to add to the diamond inventory for each body. These results then are utilized in formulating grade forecasts for individual kimberlite units and will help determine the direction and scope of drilling and sampling during the 2004 program.

Diamond recovery from Kimberlite Body 148 was very encouraging, surpassing the stone abundance figures for all previous Fort à la Corne samples. A total of 2,059 microdiamonds were recovered from 739.80 kg of kimberlite including 14 macrodiamonds greater than 0.5 mm. The potential for a higher-grade deposit warrants further investigation.

148 Microdiamond Results by Kimberlite Type

Form 51-102F1 – Management’s Discussion & Analysis

First Quarter Ended March 31, 2004

Unaudited – Prepared by Management

_____________________________________________________________________________________

Fort à la Corne Project, Saskatchewan (continued)

Diamond recovery from Kimberlite 122 also was very positive with stone abundances for the north and south part of the body ranging from 2 to 7 times higher than historical results.  A total of 327 stones were recovered from 412.65 kg of kimberlite including 6 macrodiamonds greater than 0.5 mm.

122 Microdiamond Results by Kimberlite Type

Diamond results from Kimberlite 150 are not currently available.

New Anomalies Identified

A state-of-the-art high resolution airborne magnetic survey was run over the entire joint venture land holdings and six new anomalies with magnetic character indicative of kimberlite bodies were identified.

Extensive ground gravity surveys were conducted on the 148, 150 and 122 kimberlites in order to better define the shape and size of these bodies. A very large anomaly was discovered attached to the east side of Body 150. If proven to be kimberlite of weak magnetic character, this would make Kimberlite 150 the largest body on the Joint Venture property.

These new anomalies will require core drilling to confirm the presence of substantial thicknesses of kimberlite.

On May 25, 2004, the Company reported that the work program for 2003/2004 had been expanded to include a new airborne survey over the Fort à la Corne Joint Venture claims.  The objective of this survey was to provide sophisticated resistivity coverage over the Fort à la Corne property in order to better understand the shape and size of known kimberlite bodies and to search for new, non-magnetic kimberlites.

An extensive GEOTEM airborne survey was completed on May 19, 2004 by Fugro Airborne Surveys over the main trend of the Fort à la Corne field.  The survey covered approximately 840 line kilometres oriented in a north-south direction at 300-metre spacing.  The results from this survey are expected to be received in June 2004 and the Joint Venture will utilize this information to identify drilling targets for an upcoming 2004 field program.

2004 Program

The results of the 2003/2004 program will determine the direction and scope of delineation drilling and minibulk sampling in 2004.  New investigations will include whole rock geochemistry, evaluation of the mantle mapper, retesting several previously drilled but poorly tested bodies and drill testing newly defined geophysical targets.

Form 51-102F1 – Management’s Discussion & Analysis

First Quarter Ended March 31, 2004

Unaudited – Prepared by Management

_____________________________________________________________________________________

Selected Annual Information

Selected annual information from the audited consolidated financial statements for the three years ended December 31, 2003 are summarized as follows:

	Years Ended December 31,
	2003	2002	2001
	$	$	$

Total revenues (interest income only)	21,058	22,374	34,170
Loss for the year	1,015,103	695,026	525,645
Basic and diluted loss per share	0.02	0.02	0.01
Total assets	12,779,823	8,843,245	7,104,791
Total long term liabilities	Nil	Nil	Nil
Cash dividends per common share	Nil	Nil	Nil

During the three years ended December 31, 2003, the Company’s exploration activities were focused on the Fort à la Corne Property.  There were no significant acquisitions, dispositions or changes in the direction of the business during that period.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future.

Results of Operations

The net loss for the three months ended March 31, 2004, was $154,380 or $0.00 per share compared to a net loss of $272,342 or $0.01 per share for the three months ended March 31, 2003.  The most notable reductions were in the areas of promotion, public relations and travel expenses, office expenses and legal, accounting and professional fees.

Promotion, public relations and travel expenses were reduced by $72,977 to $48,163 in the first quarter of 2004 due to a significant reduction in investor relations activities and travel expenses and the termination of William Callahan in the third quarter of Fiscal 2003.  The significant expenditures in the current quarter included $15,000 for investor relations fees to Robert Young, $12,617 for media consulting and media training, $7,405 for news dissemination, $7,547 for travel and other expenses for the directors of the Company and $1,000 for sponsorship of the Saskatchewan Mining Association’s reception at the PDAC conference in Toronto.  In comparison, the Company incurred $121,140 for promotion, public relations and travel expenses in the first quarter of 2003 which included $22,965 for travel and other expenses for the directors of the Company, $20,135 for investor relations fees and expenses paid to Robert Young, $10,756 for the printing of the new brochure, $10,685 for media consulting, $9,429 for investor relations fees and expenses paid to William Callahan, $8,261 for fees to exhibit at trade shows in Vancouver and Montreal, $6,502 for advertising in trade publications, $4,696 for news dissemination, $4,000 for sponsorship at the PDAC convention in Toronto, $4,054 for the redesign of the Company’s trade show booth, $3,000 towards the redesign of the Company’s website, $1,837 for graphic design and mailing costs for a newsletter, $1,746 for video editing and $1,620 to maintain the old website.

Office expenses were reduced by $34,800 to $53,277 in the first quarter of 2004 due to the termination of keyman insurance in the first quarter of 2003 and the expensing of directors’ and officers’ liability insurance on a quarterly basis in 2004 while in previous years, the annual premium for directors’ and officers’ liability insurance was expensed in the period incurred.  The significant expenditures in the current quarter included $9,587 for directors’ and officers’ liability insurance, $11,821 for administrative services, $15,979 for office expenses and $15,891 for support staff in Victoria.  In comparison, the Company incurred $88,077 for office expenses in the first quarter of 2003 which included $3,676 for keyman insurance, $37,571 for directors’ and officers’ liability insurance, $17,058 for administrative services, $15,685 for office expenses and $14,087 for support staff in Victoria.

Form 51-102F1 – Management’s Discussion & Analysis

First Quarter Ended March 31, 2004

Unaudited – Prepared by Management

_____________________________________________________________________________________

Results of Operations (continued)

Legal accounting and professional fees were reduced by $18,933 to $12,825 in the first quarter of 2004 due to the accrual of 2004 audit and related costs in the fourth quarter of Fiscal 2003.  The significant expenditures in the current quarter included $1,500 for flow through tax advice, $7,500 for accounting and $3,825 for legal fees.  In comparison, the Company incurred $35,483 for legal, accounting and professional fees in the first quarter of 2003 which included $15,000 to Deloitte & Touche in connection with the 2002 audit, $13,725 for accounting and $6,758 for legal fees.

There were slight increases in the categories of amortization and transfer and filing.  Amortization increased from $953 for the first quarter of 2003 to $1,150 to the first quarter of 2004 and transfer and filing increased from $8,017 in the first quarter of 2003 to $9,517 in the first quarter of 2004.

Salaries, benefits and management fees remained the same at $28,750 for the first quarter of 2004 and 2003, respectively.  These amounts were paid to David H. Stone pursuant to a management agreement whereby he was retained as President.  The management agreement was terminated in the subsequent period.  See “Transactions with Related Parties”.

Interest income was reduced by $5,610 to $962 for the first quarter of 2004, compared to $6,572 for the first quarter of 2003.  While funds under investment are slightly higher in 2004, interest on short-term investments is only recognized when the investment is redeemed.  Due to the redemption of a short-term investment in the first quarter of 2003, the Company recognized interest income of $5,379.

Mineral property and exploration costs deferred at March 31, 2004 totalled $11,187,136, an increase of $659,230 since December 31, 2003, all of which was spent on the Fort à la Corne Property.  A comparison of the mineral property expenditures for the first quarters of 2004 and 2003 can be summarized as follows:

Fort à la Corne Project	Three months ended March 31, 2004	Three months ended March 31, 2003
Geological and exploration	$62,870	$33,436
Drilling	$413,814	0
Assay	$133,511	0
Supplies	0	$4,140
Transport	$12,699	$16,403
Rental equipment	$20,720	0
General	$4,024	0
Overhead	$11,592	0
Totals	$659,230	$53,979

Financings, Principal Purposes and Milestones

During the third quarter of Fiscal 2003, the Company completed a non brokered private placement of 3,037,164 units at a price of $0.75 per unit for gross proceeds of $2,277,873.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share in the capital of the Company for a period of two years at the exercise price of $0.85 in the first year and $1.05 in the second year expiring July 6, 2005.  The private placement was accepted for filing by the TSX Venture Exchange on July 2, 2003. In accordance with Multilateral Instrument 45-102, the units issued pursuant to the private placement or issuable upon exercise of the share purchase warrants are subject to a hold period expiring on November 8, 2003.  The proceeds will be used for continuing exploration activities at the Fort à la Corne Diamond Project in Saskatchewan as well as for general working capital.  Finder’s fees and commissions totaling $34,750 were paid in connection with this private placement.

A schedule of the proposed and actual use of proceeds to March 31, 2004 for this financing can be summarized as follows:

Form 51-102F1 – Management’s Discussion & Analysis

First Quarter Ended March 31, 2004

Unaudited – Prepared by Management

_____________________________________________________________________________________

Financings, Principal Purposes and Milestones (continued)

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds to March 31, 2004
Fort à la Corne Project	$1,500,000	$1,500,000
General working capital	743,123	653,373
Private placement fees and commissions	34,750	34,750
Totals	$2,277,873	$2,188,123

During the fourth quarter of Fiscal 2003, the Company completed a second non-brokered private placement.  A total of 1,066,000 units were issued at a price of $1.00 per unit for gross proceeds of $1,066,000.  Each unit consisted of one flow through common share and one half of one non-flow through share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of one year at the exercise price of $1.25 expiring December 21, 2004.  The private placement was accepted for filing by the TSX Venture Exchange on December 13, 2003.  In accordance with Multilateral Instrument 45-102, the units issued pursuant to the private placement or issuable upon exercise of the share purchase warrants are subject to a hold period expiring on April 23, 2004.  The proceeds will be used for continuing exploration activities at the Fort à la Corne Diamond Project in Saskatchewan.  Finder’s fees were paid to Canaccord Capital Corp. (as to $98,400) and to Wellington West Capital Inc. (as to $3,000) in connection with this private placement.

A schedule of the proposed and actual use of proceeds to March 31, 2004 for this financing can be summarized as follows:

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds to March 31, 2004
Fort à la Corne Project	$1,066,000	$-
Totals	$1,066,000	$-

Summary of Quarterly Results

Results for the eight most recent quarters ending with the last quarter for the three months ending on March 31, 2004 are as follows:

	March 31, 2004 Q1 2004	Dec. 31, 2003 Q4 2003	Sept. 31, 2003 Q3 2003	June 30, 2003 Q2 2003
Total Revenues (interest income only)	$962	$1,983	$6,612	$5,891
G & A Expense	$155,342	$236,621	$250,599	$270,027
Net Loss	$154,380	$234,638	$243,987	$264,136
Net Loss Per Share –Basic and Fully Diluted	$0.00	$0.00	$0.00	$0.01

	March 31, 2003 Q1 2003	Dec. 31, 2002 Q4 2002	Sept. 31, 2002 Q3 2002	June 30, 2002 Q2 2002
Total Revenues (interest income only)	$6,572	$11,823	$1,180	$8,987
G & A Expense	$278,914	$178,703	$146,603	$206,107
Net Loss	$272,342	$148,580	$154,573	$206,270
Net Loss Per Share – Basic and Fully Diluted	$0.01	$0.00	$0.00	$0.00

Due to a decrease in the value of the Company’s shares of China Diamond Corp. (formerly Pan Asia Mining Corp.), the Company wrote down the value of marketable securities by $9,150 and $9,150 in the second and third quarters of Fiscal 2002, respectively.

Form 51-102F1 – Management’s Discussion & Analysis

First Quarter Ended March 31, 2004

Unaudited – Prepared by Management

_____________________________________________________________________________________

Liquidity

The Company is presently exploring the Fort à la Corne Project for sufficient reserves to justify production.  This property does not produce any revenue.  The Company receives minor amounts of interest income ($962 for the first quarter of 2004 compared to $6,572 for the first quarter of 2003); however, its capital needs have historically been met by the issuance of securities either through private placements, the exercise of stock options or warrants, shares issued for debt or shares issued for property.  Fluctuations in the Company’s share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

At the beginning of 2004, the Company had working capital of $1,584,489.  The primary source of this working capital was the two private placements completed in Fiscal 2003 (see “Financings, Principal Purposes and Milestones” above).  The exercise of 1,338,333 warrants ranging in price from $0.80 to $0.85 per share provided additional proceeds of $1,078,500 in the first quarter of 2004.  At March 31, 2004, the working capital increased to $1,834,602.  Of this amount, the Company has a commitment to incur a minimum of $1,055,340 in flow through expenditures by the end of the calendar year which would include its remaining portion of the joint venture budget for the 2003/2004 exploration program at Fort à la Corne.  As of the Report Date, this commitment totaled approximately $350,000.  The balance of working capital on hand should be sufficient to cover the Company’s general and administrative expenditures until the end of the calendar year.  Additional funds will be required for further exploration programs and continuing general and administrative expenses.

Included in current assets at March 31, 2004 is $32,025 in marketable securities which represents the recorded cost of 457,500 common shares of China Diamond Corp.

Included in current liabilities at March 31, 2004 is $683,173 due to the Fort à la Corne joint venture, $594,063 of which was paid in the subsequent period and the balance of which is an accrual for management fees to the operator.

Capital Resources

The Company sees the exercise of stock options and warrants as a source of capital.  See Note 4 of the interim financial statement for a list of the stock options and warrants outstanding at March 31, 2004.

Off-Sheet Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

David H. Stone, Director

During the quarter ended March 31, 2004, the Company paid $28,750 to David H. Stone, Director pursuant to the terms of a Management Agreement executed on February 1, 2002 whereby Mr. Stone was retained as President for a fee of $115,000 per annum for the first year of the agreement.  Compensation for subsequent years would be determined by the Compensation Committee of the Board of Directors with reference to the success of the Company’s business plans made known to the President but, in any event, would not be less than $115,000 per annum.  The Management Agreement could be terminated by the President with three months’ written notice or by the Company at any time with cause, or without cause, by providing twelve months’ notice or payment in lieu of notice of not less than $115,000.  The Management Agreement was accepted for filing by the TSX Venture Exchange on February 14, 2002.  Subsequent to the period end, the Management Agreement was terminated and Mr. Stone received payment in lieu of notice of $115,000.

Form 51-102F1 – Management’s Discussion & Analysis

First Quarter Ended March 31, 2004

Unaudited – Prepared by Management

_____________________________________________________________________________________

Transactions with Related Parties (continued)

Robert A. McCallum, Director (President effective June 1, 2004)

Subsequent to the period end, the Company entered into an Employment Agreement dated May 19, 2004 pursuant to which Robert A. McCallum was retained as President for a two-year term for a salary of $150,000 per year, a combined housing and vehicle allowance of $24,000 per year, the granting of 400,000 stock options at $0.84 per share for a three-year term and annual bonuses which shall be determined at the absolute discretion of the Board of Directors with respect to achieving aims and goals mutually agreed upon by the parties.  The Employment Agreement is subject to regulatory approval.

Fourth Quarter of Fiscal 2003

During the fourth quarter of Fiscal 2003, the Company recorded compensation expense of $69,536 for stock options granted during the year.  See “Changes in Accounting Policies including Initial Adoption” below.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on financial condition, results of operations and cash flows.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model (“Black-Scholes”). Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards are calculated using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Form 51-102F1 – Management’s Discussion & Analysis

First Quarter Ended March 31, 2004

Unaudited – Prepared by Management

_____________________________________________________________________________________

Changes in Accounting Policies including Initial Adoption (continued)

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $25,497 for the year ended December 31, 2003 for stock options granted to employees and directors and $44,039 for stock options granted to non-employees and non-directors. This amount was determined using the Black-Scholes option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 33.6%, an expected weighted average life of 2.8 years and weighted average annual risk free interest rate of 4%.

Financial Instruments and Other Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments.

Marketable securities are carried at the lower of cost or quoted market value.  When the market value is below cost, any unrealized loss is charged to income.  Marketable securities were recorded at $32,025 at March 31, 2004 and December 31, 2003 while the quoted market value of marketable securities at March 31, 2004 and December 31, 2003 was $77,775 and $114,375, respectively.

Management Changes

On April 26, 2004, the Company announced steps intended to strengthen the management of the Company with new skills to meet the challenges of the current phase of its activities.  David Stone, who led the Company as President since 1997, resigned as President but will remain on the Board of Directors.

On May 17, 2004, the Company announced that it had appointed Robert A. McCallum as President effective June 1, 2004.  At a meeting of the Board held on May 13, 2004, Mr. McCallum was also appointed a Director of the Company with immediate effect.  Mr. McCallum has over 45 years of international mining experience in diamonds, gold, uranium, industrial minerals and base metals and more than 20 years in corporate management as an officer and/or director of companies.  Most recently, Mr. McCallum was President and COO of Philex Mining Corporation in Manila, Philippines, until he retired at the end of 1998.  Since retirement he has been engaged as a consultant to the new owners of South Africa’s gold mines and as a Director of Miramar Mining Corporation until June 2002.

Stock Options

During the first quarter of 2004, the Company granted 105,000 stock options exercisable at a price of $1.13 per share for a five-year period pursuant to the Company’s Stock Option Plan.  The stock options were granted to a director, an employee and a consultant of the Company.

Subsequent to the period end, the Company granted 400,000 stock options exercisable at a price of $0.84 per share for a three-year period pursuant to the Company's Stock Option Plan.  The stock options were granted to Robert McCallum, President and Director of the Company, and are subject to vesting as to 100,000 stock options upon issuance, 100,000 stock options in six months and 200,000 stock options in twelve months.

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, David H. Stone, Director of Kensington Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kensington Resources Ltd., (the “Issuer”) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

May 31, 2004

_______________________

David H. Stone, Director

(Principal Executive Officer)

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, David H. Stone, Director of Kensington Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kensington Resources Ltd., (the “Issuer”) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

May 31, 2004

_______________________

David H. Stone, Director

(Principal Financial Officer)

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

May 31, 2004

VIA SEDAR

B.C. Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

TSX Venture Exchange

Dear Sirs:

Re:	Kensington Resources Ltd. (the “Issuer”) Quarterly Report for the Three Months Ended March 31, 2004

Please find enclosed a copy of the Issuer’s quarterly report for the three months ended March 31, 2004.

We confirm that the foregoing material was sent by prepaid mail on Monday, May 31, 2004 to the persons on the supplemental mailing list of the Issuer.

Yours truly,

KENSINGTON RESOURCES LTD.

Per:

David H. Stone

Director

cc.	McCullough O’Connor Irwin Attention: Gillian E. Case

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 13, 2005

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director

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